For the fiscal year ended October 31, 2003
File number 811-08167
Dryden Small-Cap Core Equity Fund, Inc.
(formerly Dryden Tax-Managed Small-Cap Fund, Inc.)



SUB-ITEM 77C
Submission of Matters to a Vote of Security Holders

A Special Meeting of Shareholders of Dryden Tax-Managed
Small-Cap Fund, Inc. was held on
July 17, 2003. At such meeting, the shareholders of the Fund approved the following proposal.



01.	Votes on Directors	       Votes For		Withheld

         David E.A. Carson		6,212,478		56,912
         Robert E. La Blanc		6,211,432		57,958
         Douglas H. McCorkindale	6,214,095		55,295
         Stephen P. Munn*		6,214,235		55,155
         Richard A. Redeker		6,212,781		56,609
         Robin B. Smith			6,213,508		55,882
         Stephen Stoneburn 		6,214,208		55,182
         Clay T. Whitehead		6,214,104		55,286
         Robert F. Gunia		6,210,729		58,661
         Judy A. Rice			6,211,291		58,099


* Mr. Munn resigned effective November 30, 2003.






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